STARFIELD RESOURCES INC.(Tier 1)
PRESS RELEASE	December 18th, 2006
Corporate Office:	#SRU-21-06
420-625 Howe Street
Vancouver, BC CANADA	SRU - TSX.V
V6C 2T6	SRFDF – OTC BB
Tel: (604) 608-0400 Fax :(604) 608-0344
Toll Free: (877) 233-2244 Email: info@starfieldres.com Website: http://www.starfieldres.com	Page 1 of 1

Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

PRIVATE PLACEMENT FINANCING AMENDED

Starfield Resources Inc. (the “Company”) is amending the terms of a private placement announced on December 14th ,2006. The private placement will consist of up to 6,700,000 flow through shares at $0.30 per share totaling now up to $2,010,000.

Finder’s fees will be paid, where applicable, commensurate with TSX Venture Exchange policies.

The funds raised will be used to advance the Company’s 100% owned Ferguson Lake exploration project in Nunavut Territory, Canada.

On behalf of the Board of Directors

“Glen J. Indra”

Glen J. Indra, President

This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.